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04017447

SEC... AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED MAR 29 2004 THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51079

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenfield Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Grove Street
(No. and Street)

Ridgefield, (City) CT (State) 06877 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Byl 203-431-8081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove Street (Address) Ridgefield, (City) CT (State) 06877 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. DC SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Byl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenfield Capital Partners, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Member of
Greenfield Capital Partners, LLC

We have audited the accompanying statements of financial condition of Greenfield Capital Partners, LLC as of December 31, 2003 and the related statements of income, changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenfield Capital Partners, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 20, 2004

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161
Fax: (203) 431-3570

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419
e-mail info@reynoldsrowella.com

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191
website: www.reynoldsrowella.com

EXHIBIT A

GREENFIELD CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	17,873
Securities owned		400
TOTAL ASSETS	$	18,273

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	$	-
MEMBER'S CAPITAL		18,273
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	18,273

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

GREENFIELD CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Placement fee income	$ 324,100
Investment losses	(1,700)
TOTAL REVENUES	322,400
EXPENSES	
Commissions, other compensation and related benefits	91,357
Professional fees	47,707
Occupancy	1,943
Other operating expenses	25,270
TOTAL EXPENSES	166,277
NET INCOME	$ 156,123

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

GREENFIELD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance - beginning of period	$ 73,925
Distributions to member	(211,775)
Net income	156,123
Balance - end of period	$ 18,273

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

GREENFIELD CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 156,123
Adjustments:	
Unrealized losses	1,700
Amortization	460
Decrease in receivable from broker/dealer	100,166
Decrease in payable to affiliate	(32,600)
Total adjustments	69,726
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	225,849
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(211,775)
NET INCREASE IN CASH	14,074
CASH BALANCE AT DECEMBER 31, 2002	3,799
CASH BALANCE AT DECEMBER 31, 2003	$ 17,873

The accompanying notes are an integral part of these financial statements.

GREENFIELD CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization

Greenfield Capital Partners, LLC, (the "Company"), a limited liability company, was formed in the State of Delaware on February 25, 1998 and will terminate on December 31, 2022. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc.

The Company's principal business activities are the sale of securities and the rendering of consulting advice in the placement of securities.

Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions

Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

As a limited liability company, the Company incurs no federal or state tax liability. Net income or loss is reported by the Member, who is responsible for any related income taxes.

NOTE 3 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31,

NOTE 3 – NET CAPITAL REQUIREMENTS (continued)

2003, the Company's net capital and required net capital were $17,873 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 4 – RELATED PARTIES

The Company's is 100% owned by Sunodia Partners, L.P.

The Company is affiliated through common ownership and management with Southridge Capital Management (Southridge). During the year ended December 31, 2003, commission revenue of $324,100 was derived from transactions effected with certain hedge funds in which Southridge is the general partner. No commission expense has been incurred regarding this revenue.

Southridge provides office space and administrative assistance to the Company without reimbursement.

NOTE 5 – OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interest in the Company. Other items, including allocation of profits and losses, are included therein.

NOTE 6 – SECURITIES OWNED

Securities owned consist of equity securities. The company has valued the equity securities at $400.

The securities above were received as compensation for providing consulting services to other entities in previous years.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

GREENFIELD CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Total member's capital	$ 18,273
Deduction:	
Nonallowable assets	(400)
NET CAPITAL	$ 17,873
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	
(6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	5,000
NET CAPITAL REQUIREMENT	$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ -
Percentage of aggregate indebtedness to net capital	0%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2003)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 8,273
Increase in cash	10,000
Non-allowable assets	(400)
Net capital, per above	$ 17,873

See accompanying Auditor's Report

GREENFIELD CAPITAL PARTNERS, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Member of
Greenfield Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Greenfield Capital Partners, LLC (the Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570

e-mail info@reynoldsrowella.com

website: www.reynoldsrowella.com

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Greenfield Capital Partners, LLC for the year ended December 31, 2003 and this report does not affect our report thereon dated February 20, 2004. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Reynolds & Rowella

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 20, 2004